UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 29, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International to Participate in ETI AlphaDirect Virtual Conference Series on August 31, 2017

LONDON – August 29, 2017 – VivoPower International PLC (“VivoPower”) (NASDAQ: VVPR), a global next generation solar power company, will be participating in the ETI AlphaDirect Virtual Conference Series on Thursday, August 31, 2017 at 6:00 PM EDT.

The presentation will be webcast live and made available for replay on the company’s website (www.vivopower.com) and on the ETI Investor Center page (www.energytechinvestor.com).

Investors interested in participating in the virtual conference series must register using the link below. Please note that registration for the live event is limited to the first 300 registrants and is based on a first- come first-serve basis. Questions will be answered based on the allotted time. A webcast replay will be available following the live event and can be accessed and replayed at any time.

To register, please visit: https://pgi.webcasts.com/starthere.jsp?ei=1160804&tp_key=bfd4fca941

About VivoPower International, PLC

VivoPower is a global next generation solar power company that operates a build, transfer and operate (BTO) model to establish an installed solar power asset base in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long term power purchasing agreements and then arranges corporate and project financing, engineering design and equipment procurement and manages the construction and development of such solar PV projects for asset owners. VivoPower intends to leverage this asset base to sell distributed generation power, and manage and provide power support services (encompassing operations, maintenance and optimization) and data driven energy services for commercial, industrial and government customers, pursuant to long term contracts with the asset owners so as to maximize the performance and value of their solar assets.

About EnergyTech Investor, LLC

EnergyTech Investor, LLC (ETI) is an independent research and Investor Intelligence firm that creates and implements digital content and programs to help investors better understand a company’s key drivers including industry dynamics, technology, strategy, outlook and risks as well as the impact they could have on the stock price. EnergyTech Investor’s expertise encompasses a variety of sectors including Clean Transportation, Emerging EnergyTech, Energy Services, Smart Buildings, Solar, Water Value Chain and Industrial. EnergyTech Investor was founded by Wall Street veteran and research analyst, Shawn Severson, after seeing a significant shift in the investment industry that resulted in less fundamental research conducted on small cap companies and a significant decline in information available to all investors. ETI's mission is to bridge that information gap and engage companies and investors in a way that opens information flow and analytical insights.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the transactions described in this communication and plans to make future repurchases of VivoPower’s ordinary shares, including the amount of shares that may be repurchased. These statements are based on VivoPower’s managements’ current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Carl Weatherley-White

Chief Financial Officer

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 28, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer